

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Anne P. Noonan
President and Chief Executive Officer
Summit Materials, Inc.
1801 California Street
Suite 3500
Denver, CO 80202

        Re: Summit Materials, Inc.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed November 11, 2023
            File No. 001-36873

Dear Anne P. Noonan:

We have reviewed your November 13, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2023 letter.

Revised Preliminary Proxy Statement on Schedule 14A Filed November 13, 2023

Unaudited pro forma condensed combined financial information, page 100

1. Please update the pro forma information as of the date of the most recent financial statements included in the proxy statement. Refer to Rule 11-02(c)(1) of Regulation S-X.

Where You Can Find Additional Information; Incorporation of Certain Documents by Referece, page 113

2. Please revise to incorporate by reference your Form 10-Q for the Fiscal Quarter Ended September 30, 2023 filed on November 2, 2023.

<u>Financial Statments</u>
<u>Argos North America Corp, page F-1</u>

3.   Please note the requirement to update target company financial statements is based on the registrant's obligation to update under Rule 3-12 of Regulation S-X. Therefore, please update the financial statements of Argos North America Corp as of and for the nine months ended September 30, 2023.

    Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Evan Rosen